UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ACTIVISION BLIZZARD, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-15839	95-4803544
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3100 Ocean Boulevard, Santa Monica, CA	90405
(Address of principal executive offices)	(Zip Code)

Jeffrey A. Brown, (310) 255-2000

Corporate Secretary

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒         Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Activision Blizzard, Inc. for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

“Conflict minerals” are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives tantalum, tin, and tungsten.  The Rule imposes certain reporting obligations on SEC reporting companies whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the company must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, together with the DRC, the “Covered Countries”).  If, based on such inquiry, the company knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the company must exercise due diligence on the source and chain of custody of such conflict minerals.

Numerous terms in this Form SD are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.  The terms “Activision Blizzard,” the “Company,” “we,” “us,” and “our” are used herein to refer collectively to Activision Blizzard, Inc. and its subsidiaries.

Activision Blizzard Inc.’s names, abbreviations thereof, logos, and product and service designators are all either the registered or unregistered trademarks or trade names of Activision Blizzard. All other product or service names are the property of their respective owners.

Company and Product Overview

Activision Blizzard is a leading global developer and publisher of interactive entertainment.  We publish games for video game consoles, personal computers, the Apple Mac, and handheld, mobile and tablet devices.

Our business consists primarily of video games delivered either physically (i.e., as a “boxed” software product) or by digital download over the Internet.

Some of our games include both software and hardware peripherals.  For example, games in our Skylanders® franchise combine the use of video games and “smart toys”, which consist of action figures and an electronic “portal” which, when used together, allow a player to store and access information about each of his or her toy character’s performance in the game.

From time-to-time, we also sell ancillary collector’s items together with physical “boxed” software.  We also sell items featuring artwork or logos from some of our most popular franchises.

Overview of Activision Blizzard’s Conflict Minerals Program

We are knowledgeable about the design of our products and know that some of the products that we manufacture or contract to manufacture may contain conflict minerals that are necessary to the functionality or production of those products. Conflict minerals are obtained from sources worldwide, and our desire is not to eliminate those originating in the Covered Countries, but rather to obtain necessary conflict minerals from sources that do not directly or indirectly finance or benefit armed groups in the Covered Countries. We believe that it is important for us and other companies to support responsible in-region mineral sourcing from the Covered Countries in order to not negatively affect the economies of such countries.

Supply Chain Description

Although some of our hardware products contain conflict minerals, Activision Blizzard does not purchase ore or unrefined conflict minerals from mines and is many steps removed in the supply chain from the mining of the conflict minerals. We purchase materials used in our products from a large network of suppliers; some of those materials contribute necessary conflict minerals to our products. The origin of conflict minerals cannot be determined with any certainty once the ores are smelted, refined and converted to ingots, bullion or other conflict minerals containing derivatives. The smelters and refiners (sometimes referred to as “facilities”) are consolidating points for ore and are in the best position in the total supply chain to know the origin of the ores.  As such, we rely on our suppliers to assist with our reasonable country of origin inquiry and due diligence efforts, including the identification of smelters and refiners, for the conflict minerals contained in the products, components or materials which they supply to us.

Conflict Minerals Sourcing Policy

Activision Blizzard’s policy with respect to the sourcing of conflict minerals is as follows:

Conflict minerals originating from Covered Countries are sometimes mined and sold, under the control of armed groups, to finance conflict characterized by extreme levels of violence. Some of these minerals can make their way into the supply chains of products used around the world. Our suppliers acquire and use conflict minerals from multiple sources worldwide. As part of our commitment to corporate responsibility and respecting human rights in our own operations and in our global supply chain, it is our goal to use tantalum, tin, tungsten and gold in our products that do not directly or indirectly finance or benefit armed groups in the Covered Countries, while continuing to support responsible mineral sourcing in the region.

We encourage our suppliers to have in place policies and due diligence measures that will enable us to reasonably assure that products and components supplied to us do not contain conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.  We also encourage our suppliers to comply with our Vendor Code of Conduct and conduct their business in alignment with our supply chain responsibility expectations.

In support of this policy, Activision Blizzard will:

•                                          Exercise due diligence with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and encourage our suppliers to do likewise with their suppliers;

•                                          Provide, and expect our suppliers to cooperate in providing, due diligence information to determine whether the tantalum, tin, tungsten and gold in our supply chain do not directly or indirectly finance or benefit armed groups in the Covered Countries; and

•                                          Commit to transparency in the implementation of this policy by making available reports on our progress to relevant stakeholders and the public.

The full text of our Conflict Minerals Sourcing Policy is available at http://investor.activision.com/documents.cfm.  The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01                                                                    Conflict Minerals Disclosure and Report

Conclusion Based on Reasonable Country of Origin Inquiry

Activision Blizzard has concluded in good faith that, during 2013:

a)             we have manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of our products; and

b)             based on a reasonable country of origin inquiry (a “RCOI”), we do not currently have sufficient information from our suppliers to determine that our necessary conflict minerals did not originate in the Covered Countries or did come from recycled or scrap sources.

Description of Reasonable Country of Origin Inquiry Efforts

Set forth below is a description of our efforts to determine whether any of the necessary conflict minerals in the products we manufactured or contracted to manufacture during 2013 originated in the Covered Countries.

We conducted a supply chain survey with our direct suppliers to obtain country of origin information for the necessary conflict minerals in our products using the Conflict Minerals Reporting Template (the “CMRT”) created by the Conflict-Free Sourcing Initiative (the “CFSI”). That supply chain survey requests direct suppliers to identify the smelters and refiners and countries of origin of the conflict minerals in products they supply to Activision Blizzard.

While we requested that every supplier complete a CMRT, certain of our suppliers were unable or unwilling to respond to our request, after repeated efforts on our part.  Specifically, we did not receive a completed CMRT from every manufacturer of our licensed products.  Nor did we receive a completed CMRT from every manufacturer of the collectibles and other products we sell directly to consumers.

Further, while each of the CMRTs provided by a supplier asserted that the necessary conflict minerals did not originate from a Covered Country, we were not able to confirm, based on a review of each CMRT, that in fact the smelters and refiners identified in the surveys have received a “conflict free” designation by the Conflict-Free Smelter Program or other independent third-party audit program, which designations provide country of origin information on the conflict minerals sourced by such facilities, in large part because a completed CMRT had not been received from those facilities’ suppliers.

There is significant overlap between our RCOI efforts and our due diligence measures, which are discussed in further detail in the Conflict Minerals Report filed as Exhibit 1.02 hereto.

Conflict Minerals Disclosure

This Form SD and the Conflict Minerals Report, filed as Exhibit 1.02 hereto, are publicly available at www.activisionblizzard.com, as well as the SEC’s EDGAR database at www.sec.gov.

Item 1.02                                            Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

SECTION 2 — EXHIBITS

Item 2.01                                            Exhibits

Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Activision Blizzard, Inc.

By	/s/ Chris B. Walther
Chris B. Walther
Chief Legal Officer

Date: June 1, 2014